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APR 25 A 6:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

07022934

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

24 April 2007

SUPPL

First quarter production up by 5%

Santos today announced a 5% increase in first quarter production to 14.5 million barrels of oil equivalent, reflecting the start-up of a number of new projects during the past year.

This record first quarter production was achieved due to new production from the Bayu-Undan LNG, Maleo gas and Casino gas projects, although this was partially offset by the impact of cyclones on Western Australian oil production during the quarter.

Sales revenue of $580.9 million was 7% lower than the previous corresponding period due to lower realised liquids prices driven by lower oil prices and the strengthening A$/US$ exchange rate.

Average realised gas prices increased by over 4% year on year to $3.83 per gigajoule (GJ).

Commenting on the first quarter result, Santos' Managing Director, John Ellice-Flint said, "This is a strong result for Santos, with production up on last year notwithstanding the impact of cyclones during the period."

"Significant progress was also made during the quarter with the completion of a new export pipeline and installation of additional compression at the Fairview field, which will see coal seam gas production ramp up further during the second quarter. Since October 2005, Santos has doubled Fairview production from 27 terajoules per day (TJ/d) to 55 TJ/d and our target is to lift production towards 70 TJ/d during the second quarter", he said.

"Continued promising results for the Cooper Basin Oil Project, with a drilling success rate of 88% during the quarter augers well for increasing oil production over the remainder of 2007"

"A new discovery well, Itchy-1, was brought online during the quarter, free flowing at rates of approximately 1,000 bopd. The well is now being set up for higher flow with the installation of artificial lift through an electric submersible pump", said Mr Ellice-Flint.

Other significant activities during and subsequent to the March 2007 quarter included:

- Ongoing monitoring of the Sidoarjo mudflow incident in the Brantas PSC in Indonesia (Santos non-operating 18% interest). A net provision of A$67 million (after recognition of insurance proceeds) was recorded as at 31 December 2006. Further announcements in relation to Santos' share of potential costs relating to this incident will be made as definitive information becomes available and has been evaluated.
- The award of two offshore deep water exploration blocks in the Bay of Bengal, India.

PROCESSED

APR 30 2007

THOMSON FINANCIAL

4/26

- The signing of a three year, $90 million gas supply contract from the John Brookes gas field offshore Western Australia.
- The commencement of Front End Engineering Design (FEED) studies for the Henry gas field, offshore Otway Basin, and the Kipper gas field, offshore Gippsland Basin, both in Victoria.
- The signing of a PNG LNG cost sharing agreement with ExxonMobil and Oil Search.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 31 MARCH 2007.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 March 2007 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q1 2007	Q1 2006	Q4 2006	2007	2006	2006
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	22.8	25.0	27.4	22.8	25.0	109.2
Surat/Bowen/Denison	8.0	6.9	7.5	8.0	6.9	29.4
Amadeus	3.4	3.2	3.7	3.4	3.2	12.7
Otway/Gippsland	7.5	4.4	5.6	7.5	4.4	26.3
Carnarvon	7.6	7.5	7.7	7.6	7.5	31.7
Bonaparte (LNG)	3.7	1.5	3.5	3.7	1.5	13.1
Indonesia	4.4	1.0	3.5	4.4	1.0	6.8
USA	1.2	1.8	1.3	1.2	1.8	6.1
Total Sales Gas, Ethane and LNG Production	58.6	51.4	60.2	58.6	51.4	235.3
Total Sales Volume	58.5	52.9	60.8	58.5	52.9	254.8
Gas Price (Avg A$/GJ)	3.83	3.67	3.70	3.83	3.67	3.78
Total Sales Revenue (A$m)	223.9	194.3	224.7	223.9	194.3	983.0
Condensate (000's bbls)						
Cooper Basin	362.8	349.2	424.5	362.8	349.2	1618.9
Surat/Denison	6.3	5.8	5.6	6.3	5.8	24.0
Amadeus	30.7	18.9	10.8	30.7	18.9	58.0
Otway	6.5	3.0	5.7	6.5	3.0	23.2
Carnarvon	100.0	105.7	129.0	100.0	105.7	424.6
Bonaparte	446.3	663.4	428.5	446.3	663.4	2384.4
USA	29.6	40.4	22.7	29.6	40.4	124.2
Total Condensate Production	982.2	1186.4	1026.8	982.2	1186.4	4657.3
Total Sales Volume	1104.0	1365.8	1010.4	1104.0	1365.8	4623.9
Condensate Price (Avg A$/bbl)	70.16	79.92	84.42	70.02	79.92	85.93
Condensate Price (Avg US$/bbl)	55.25	59.09	66.01	55.25	59.09	65.12
Total Sales Revenue (A$m)	77.4	109.1	85.3	77.4	109.1	397.3
LPG (000 t)						
Cooper Basin	41.5	46.9	51.3	41.5	46.9	200.6
Surat/Denison	0.1	0.0	0.0	0.1	0.0	0.0
Bonaparte	16.8	28.8	20.4	16.8	28.8	106.3
Total LPG Production	58.4	75.7	71.7	58.4	75.7	306.9
Total Sales Volume	72.0	77.8	77.0	72.0	77.8	294.0
LPG Price (Avg A$/t)	687.78	826.38	625.47	687.78	826.38	703.28
Total Sales Revenue (A$m)	49.5	64.3	48.1	49.6	64.3	206.8
Crude Oil (000's bbls)						
Cooper Basin	835.8	821.6	894.1	835.8	821.6	3455.1
Surat/Denison	18.8	15.9	17.9	18.8	15.9	66.8
Amadeus	36.1	28.1	34.3	36.1	28.1	139.3
Legendre	97.8	108.4	135.6	97.8	108.4	462.0
Thevenard	95.2	73.4	101.3	95.2	73.4	390.4
Barrow	167.2	158.9	176.3	167.2	158.9	687.5
Stag	441.7	688.6	609.5	441.7	688.6	2768.9
Mutineer Exeter	1130.3	1152.0	1334.6	1130.3	1152.0	4865.1
Elang/Kakatua	39.5	16.7	45.3	39.5	16.7	160.8
Jabiru/Challis	27.8	44.2	33.8	27.8	44.2	157.1
Indonesia	28.6	34.2	24.1	28.6	34.2	111.6
SE Gobe	56.0	68.9	66.0	56.0	68.9	267.5
USA	7.2	8.4	11.6	7.2	8.4	38.6
Total Crude Oil Production	2982.0	3219.3	3484.4	2982.0	3219.3	13570.7
Total Sales Volume	2837.2	2853.3	3907.5	2837.2	2853.3	13452.2
Oil Price (Avg A$/bbl)	81.10	89.06	78.29	81.10	89.06	89.35
Oil Price (Avg US$/bbl)	63.86	65.85	61.20	63.86	65.85	67.71
Total Sales Revenue (A$m)	230.1	254.1	305.9	230.1	254.1	1202.0
TOTAL						
Production (mmboe)	14.5	13.8	15.4	14.5	13.8	61.0
Sales Volume (mmboe)	14.5	13.9	16.0	14.5	13.9	64.1
Sales Revenue (A$m)	580.9	621.8	664.0	580.9	621.8	2769.1

Summary

Production Volume

- Q1 2007 production of 14.5 million barrels of oil equivalent (mmboe) was 5.1% higher than the corresponding period of Q1 2006, largely due to the start-up of production at Casino (Q1 2006), Bayu-Undan LNG (Q1 2006) and Maleo (Q3 2006).
- Q1 2007 production was 5.8% lower than the previous quarter primarily as a result of lower production of oil from the Cooper Basin (rain impacted) and the Carnarvon Basin (cyclone impacted).

Sales Volume

- Q1 2007 sales volume of 14.5 mmboe was 4.3% higher than the corresponding period of Q1 2006 reflecting the higher production volume.
- Q1 2007 sales volume was 9.4% lower than the previous quarter due to the lower production and timing of cargos.

Sales Revenue

- Q1 2007 sales revenue of $580.9 million was 6.6% lower than the corresponding period of Q1 2006 reflecting lower realised prices for condensate, LPG and crude oil, offset by a higher realised gas price.
- Q1 2007 sales revenue was 12.5% lower than the previous quarter due primarily to the lower crude oil sales volumes.

Realised Prices

- The Q1 2007 average realised gas price of $3.83 per gigajoule (GJ) was 4.4% higher than the corresponding period of Q1 2006.
- The Q1 2007 average realised condensate price of A$70.16 (US$55.25) per barrel was 12.2% lower than A$79.92 (US$59.09) recorded in Q1 2006.
- The Q1 2007 average realised LPG price of $687.78 per tonne was 16.8% lower than the corresponding period of Q1 2006.
- The Q1 2007 average realised oil price of A$81.10 (US$63.86) per barrel was 3.6% higher than A$78.29 (US$61.20) recorded in Q1 2006.

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not subject to seasonal variations.

Cooper Basin

Sales gas and ethane production of 22.8 petajoule (PJ) was 8.8% lower than Q1 2006, reflecting natural field decline.

Third party gas of 0.5 PJ net to Santos was purchased during Q1 2007, a 3.0 PJ reduction from Q1 2006, as part of the eastern Australian gas portfolio optimisation.

Condensate production of 0.36 million barrels (mmbbl) was up 3.9% due to changes in field mix.

LPG production of 41,500 tonnes was 11.5% lower than Q1 2006 due to planned maintenance on the Moomba liquids recovery plant during the quarter.

Crude oil production of 0.84 mmbbl was 6.5% lower when compared with Q4 2006. This reflects natural decline of existing fields and the impact of local rain, offset by the early success of the Cooper Basin Oil Project. Further discussion in relation to the Cooper Basin Oil Project is included in Section 2.3 of this report.

Surat Basin/Bowen Basin/Denison Trough

Sales gas production of 8.0 PJ was 15.9% higher than Q1 2006 due to increased production from the Fairview field. Further discussion in relation to the Fairview Expansion Project is included in Section 2.3 of this report.

Amadeus Basin

Sales gas production of 3.4 PJ was 6.3% higher than Q1 2006 due to higher customer demand.

Otway Basin/Gippsland Basin

Aggregate sales gas production of 7.5 PJ was 70.5% higher than Q1 2006, reflecting the full period contribution from the Casino field (start-up Q1 2006, production of 5.4 PJ during Q1 2007).

Carnarvon Basin

Sales gas production from the John Brookes field of 7.6 PJ was 1.3% above Q1 2006, reflecting an increase in customer demand.

Condensate production decreased by 5.4% to 0.1 mmbbl.

Combined net oil production from Santos' Carnarvon Basin oil assets (including Stag, Mutineer-Exeter, Legendre, Barrow Island and Thevenard Island) of 1.9 mmbbl was 18% lower than Q4 2006, reflecting natural field decline combined with the impact of tropical cyclones George, Jacob and Kara.

Net production from Mutineer-Exeter of 1.13 mmbbl was 15.3% lower than Q4 2006, representing an average gross production rate of approximately 37,500 barrels of oil per day (bopd). Production rates for the quarter were impacted by downtime associated with cyclone activity. Gross production rates are currently averaging approximately 48,000 bopd.

Stag oil production of 0.44 mmbbl was 27.5% lower than Q4 2006 due to downtime associated with cyclone activity.

Legendre oil production of 0.10 mmbbl was 27.9% lower than Q4 2006 due to downtime associated with cyclone activity and natural field decline.

Barrow Island oil production of 0.17 mmbbl was 5.2% lower than Q4 2006.

Thevenard Island production of 0.10 mmbbl was 6% lower than Q4 2006.

Timor Sea
Crude oil production from the Timor Sea (including Elang/Kakatua, Jabiru and Challis) of 0.07 mmbbl was 14.9% lower than Q4 2006.

Bonaparte Basin
Gross Bayu-Undan LNG production during Q1 2007 was 824,000 tonnes (45.7 PJ) which was 208% above Q1 2006. Santos' net entitlement production was 66,225 tonnes (3.7 PJ), 142% above Q1 2006, reflecting the full period contribution of LNG production (LNG production commenced Q1 2006), partly offset by the shift from cost recovery to profit sharing.

Gross Bayu-Undan condensate production during Q1 2007 was 6.0 mmbbl which was 8% lower than Q1 2006. Santos' net entitlement production was 0.45 mmbbl, which was 33% lower than Q1 2006, reflecting the shift from cost recovery to profit sharing.

Gross Bayu-Undan LPG production of 260,000 tonnes was 8% lower than Q1 2006. Santos' net entitlement production of 16,800 tonnes was 42% lower than Q1 2006, reflecting the shift from cost recovery to profit sharing.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 4.4 PJ was higher than Q1 2006 due to the start-up of the Maleo gas project in Q3 2006.

Production from the Maleo field was impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following a rupture of this line during November 2006. During the quarter a temporary bypass was installed which enabled gross rates of up to approximately 100 TJ/day, however, at the end of the quarter this bypass was closed for operational reasons, with gross production rates now reduced to between 50 to 60 TJ/day.

Indonesian crude oil production of 0.03 mmbbl was 19% higher than Q4 2006.

Papua New Guinea
Oil production at SE Gobe of 0.06 mmbbl was 15.2% lower than Q4 2006.

United States
Sales gas production of 1.2 PJ was 33% lower than Q1 2006 reflecting natural field decline.

2. CAPITAL EXPENDITURE

Total capital expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)	Quarter Ended			Full Year	
	Q1 2007	Q1 2006	Q4 2006	2007	2006
Exploration					
Capitalised	(2.4)	1.0	10.4	(2.4)	85.7
Expensed	20.8	32.0	55.5	20.8	172.8
Delineation					
Capitalised	46.1	23.0	53.0	46.1	184.9
Expensed	19.8	7.0	26.4	19.8	68.7
Development	176.2	146.1	284.1	176.2	794.0
Total Capital Expenditure	**259.5**	**209.1**	**429.4**	**259.5**	**1,306.1**

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $18.4 million in Q1 2007.

Wildcat drilling activity during the first quarter is shown in the table below:

Well	Basin	Target	Licence	Santos Interest (%)	Well Status
Rad-2X	Egypt	Oil	Ras Abud Durag, Central Gulf of Suez	50	P&A

RAD-2X in the Egyptian Gulf of Suez concession of Ras Abu Darag spudded on 6 January 2007 and drilled to a total depth of 7,700 feet. The primary target, the Nubia Sandstone, was intersected at 7,366 feet. The well was plugged and abandoned with no significant hydrocarbon indication. The rig was released on 19 February 2007.

Sidoarjo Mudflow Incident

Santos has an 18% participating interest in the Brantas Production Sharing Contract ("Brantas PSC") near Surabaya on the Indonesian island of Java. Lapindo Brantas is the operator and holds a 50% participating interest in the Brantas PSC.

On 29 May 2006, mud and water commenced flowing to the surface from a series of vents approximately 200 metres from the Banjar Panji-1 exploration well. The mud continues to flow at a rate of approximately 100,000 to 150,000 cubic metres per day, and has affected a total area of about 450 hectares.

In its Financial Report for the year ended 31 December 2006, released to the market on 22 February 2007, Santos recorded a provision of A$88.5 million which incorporates the Board's prudent estimate of the costs that may arise relating to the incident.

This provision reflects an assumption that a resolution will ultimately be agreed between the Government, Lapindo Brantas Inc, the non operating PSC partners (Santos Brantas Pty Ltd and PT Medco E&P Brantas) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims.

Offsetting this provision, Santos recognised an amount of A$21.8 million as insurance proceeds, leading to a net provision of A$66.7 million.

This insurance amount reflects recoveries under policies held by the joint venture, together with a progress claim under the Company's own well control insurance policy.

Further announcements in relation to Santos' share of potential costs relating to the Banjar Panji-1 incident will be made as definitive information becomes available and has been evaluated.

Seismic Activity

Seismic activity during the first quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km²	Status
NT/P61, 69	Caldita/Bonaparte	3D Marine	2,253	Ongoing

2.2 Forward Exploration Drilling

Drilling Opportunity	Basin/Area	Oil/Gas	Santos Interest %	Indicative Prospect Upside Resource Potential (mmboe) Unrisked			Quarter Drilling Expected to Commence
				0- 50	50-100	100- 250	
Hurricane-2	Dampier	Oil	31.3	✓			Q2
Charm-1	Dampier	Oil	22.6	✓			Q2
Totem-1	Dampier	Oil	33.3	✓			Q2
Mahogany-1	Surat/Bowen	Oil	53.8	✓			Q3
Fletcher-1	Dampier	Oil	33.3		✓		Q3
EJ-1	East Java	Oil/Gas	40.5			✓	Q3
Falcon-1	Nam Con Son	Oil	37.5			✓	Q4
SEJ-1	Egypt	Oil	100.0		✓		Q4
Gallan-1	Cooper	Gas	60.1	✓			Q4
Charon-1	Houtman	Oil	33.0			✓	Q4
Montegue-1	Cooper	Gas	60.1	✓			Q4

END